

July 28, 2011

<u>Via E-mail</u>
Andrew I. Widme
President
Sport Tech Enterprises, Inc.
10321 Running Falls St.
Las Vegas, NV 89178

> **Re: Sport Tech Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-175306**

Dear Mr. Widme:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise. To the extent that you are a shell company, please revise your disclosure regarding future sales by existing stockholders on page 28.

2. Please revise throughout to clarify that Mr. Widme is your sole officer, director and employee. We note references throughout your filing to your "officers and directors," your "management team" and "key employees." For example, on page four, you state that your business could be harmed "if a number of [your] officers and directors" were to leave.

3. Please revise throughout to present a realistic picture of your business as it is today by clarifying the anticipatory nature of your proposed operations. For example, on page six,

you state that you are subject to risks "related to the selection of athletes to endorse [your] products." Please revise to clarify that you do not have any products as it appears that you are still researching and developing your surf leash.

Registration Statement Cover Page

4. Please revise to include your Primary Standard Industrial Classification Code Number.

Registration Fee Table

5. Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

6. It appears that the $0.30 per share price of the shares you are registering is the same price that some of your selling shareholders paid for their shares in your June 2011 private placement. As such, it appears that the $0.30 per share price prohibits these selling shareholders from making any profit on sales of shares that they acquired in the June 2011 private placement unless and until there is an active trading market. This suggests that the $0.30 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

Outside Front Cover Page of the Prospectus

7. Please revise to include the offering price of the securities and the selling shareholders' net proceeds. Show this information on both a per share basis and for the total amount of the offering.

8. We note your disclosure that the selling stockholders will sell at a stated fixed price until the securities are quoted on the OTC Bulletin Board. Please revise to clarify here, if true, that you have taken no steps to enable your stock to be quoted on the OTC Bulletin Board, and that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board. Please also revise pages 1 and 28 accordingly.

9. Please revise to provide the legend required by Item 501(b)(10) of Regulation S-K, or confirm that you will not use the prospectus prior to the effective date of the registration statement.

Prospectus Summary, page 1

10. Please revise to include your assets and net income loss as of the most recent audited period and interim stub. Please also disclose your monthly "burn rate," how long your present capital will last at that rate and an estimate of the amount of funds needed to accomplish your business goals and whether you have any plans to raise such funds. In

addition, disclose that you are a development stage company and that you have limited operations to date.

11. We note your disclosure on page 24 that you acquired SquareRoot, Inc., your wholly owned subsidiary, on October 1, 2010. Please revise to disclose here and include a brief summary of this transaction. Also disclose the nature of the operations, if any, of SquareRoot, Inc. prior to your October 1, 2010 acquisition.

12. Please revise the fourth paragraph of page 1 to clarify that you have developed only one product to date, the surf leash, and that you are focused on, if true, sports such as surfing, boogie boarding and snowboarding. Also succinctly disclose the types of sporting goods that you will be focused on in your business development.

13. Please remove the statement that your business has the "intention of creating superior products" on page 1 as you do not have the basis to make such claims. Also revise throughout the prospectus accordingly.

14. Please revise to disclose here that Mr. Widme is your sole officer, director and employee, that he has no experience as an officer or director of a public company and that he has no experience in your intended industry. In addition, we note your disclosure on page 9 that Mr. Widme is currently involved in other businesses and intends to devote only a limited amount of time to your company. Please revise to add this disclosure here, including the amount of time he intends to devote to your business and that you do not anticipate hiring additional employees over the next 12 months.

Summary of the Offering, page 2

15. Please revise to disclose here the total number of your shares of common stock that are issued and outstanding.

16. Please reconcile your disclosure regarding the offering price here with your disclosure regarding the offering price in the third paragraph on page 1.

Summary Financial Data, page 3

17. The line item titled "Total Expenses" is actually "Total Operating Expenses." Please label it as such or revise the balance to also include the interest expense in the amount of $280 for clarity.

Risk Factors, page 4

18. Please revise to add a risk factor that discusses the risks of having one director/officer, including the fact that you may not generate net income because the sole director and

officer will determine his salary and perquisites or explain why such risk factor is not necessary.

An evaluation of us is extremely difficult. At this stage of our business operations, page 4

19. Please revise to remove the words "[w]hile our Management believes its estimates of projected occurrences and events are within the timetable of its business plan" as these words negate the risks disclosed in this risk factor.

We will need additional capital in the future to finance our planned growth, page 4

20. Please revise the risk factor and related heading to clarify that you will not receive any proceeds in this offering. Also disclose the amount of capital you require to accomplish your business goals.

Risks Related to Our Business and Marketplace, page 5

Even though federal legislation has been put in place to protect investors against, page 5

21. Please revise to clarify that you are subject to federal legislation by changing the title of this risk factor and clearly identifying the specific corporate governance measures that do not apply to your company.

Any shortage of raw materials could impair our ability to ship orders, page 7

22. Please revise the risk factor to disclose the raw materials that you will materially rely upon for your products so that the risk factor is narrowly tailored to your business.

Mr. Widme may become involved in other businesses and there can be no assurance, page 9

23. We note your disclosure that "Mr. Widme is currently involved in other businesses." Please disclose in detail here and elsewhere in the filing, as applicable, the nature of Mr. Widme's other business activities and the conflicts of interest that may arise. In addition, please revise the title of this risk factor to clarify that Mr. Widme is currently involved in other businesses.

We may not be able to raise additional funds through public or private financings, page 9

24. Please revise to expand this risk factor or add a new risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing.

Risks Related to this Offering, page 10

We will incur increased costs when we become a public company, page 10

25. Please revise to include an estimate of the costs associated with public company reporting requirements and the costs associated with corporate governance requirements.

The sale of issuance of a substantial number of our shares will negatively affect, page 10

26. Please reconcile your statement that you expect that you will likely issue a substantial number of shares of your capital stock in this offering with your prospectus cover page which indicates that your selling shareholders are offering all of the shares of your common stock in this offering. Also disclose the services that you will "continue to pay" with your equity and provide an estimate of the future issuances.

Our internal controls may be inadequate, which could cause our financial reporting, page 11

27. We note your disclosure that you have a limited number of personnel that are required to perform various roles and duties. Please revise to clarify that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions.

Available Information, page 12

28. Please revise to remove the first sentence of the first paragraph.

Special Note Regarding Forward-Looking Statements, page 13

29. Please revise to clarify that your Risk Factors section identifies all known material risks.

30. Please revise the last sentence in this section to speak as of the date of effectiveness by removing the words "this prospectus" and replacing them with the word "effectiveness."

Selling Stockholders, page 13

Selling Stockholder Information, page 14

31. We note your disclosure that your selling shareholders are offering an aggregate of 8,410,800 shares of your common stock. However, your selling stockholder table on page 15 indicates that they are offering 8,414,800 shares of your common stock. Please revise or advise.

32. We note your disclosure that Jane Stoecklein owns 8,000,000 share of your common stock, that she is offering 8,000,000 shares of your common stock and that she will beneficially own 8,000,000 shares of your common stock after the offering. Please advise or revise.

33. We note your disclosure that Cheryl Widme owns 8,000 shares of your common stock, that she is offering 4,000 shares of your common stock and that, after the offering, she will not own any shares of your common stock. We also note similar inconsistent disclosure for Todd Widme. Please revise or advise.

34. Please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that many of the selling shareholders share the same last name. Please revise if necessary. In addition, please revise to indicate the nature of any position, office or other material relationship that a selling security holder has had with you or any of your affiliates within the past three years. In this regard, we note that Daniel Van Ness, Gisela Stoecklein, Jennifer Trowbridge and Stoecklein Law Group are selling shareholders. We also note that many of the selling shareholders have the same last name as your sole director and officer.

Plan of Distribution, page 14

35. Please revise to clarify what you mean by "cooling off periods" on page 15.

Description of Securities, page 17

Common Stock, page 17

36. Please revise to remove the statement that all of the outstanding shares of your common stock are "validly issued, fully paid and non-assessable" as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute this statement to counsel and file counsel's consent to be named in this section.

Interests of Named Experts and Counsel, page 19

37. Please revise the first paragraph in this section to include the city and state of your independent auditor.

38. We note your disclosure on page 19 that "the firm was issued and has received shares mutually agreed upon by the terms outlined in the agreement." Please revise to disclose the number of common shares issued and clarify that that attorneys at the firm were also issued shares of your common stock or advise.

Description of Business, page 20

39. Please significantly revise this section to provide investors with a detailed discussion of your business plans. Provide a discussion of the real costs and timelines you face in reaching your goals of producing and selling sports equipment. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) your working trials of the surf leash prototype, (b) the development of your website, (c) the manufacturing of your surf leash and the associated costs, (d) the expected pricing of your surf leash, (e) the marketing of your surf leash and brand (f) the development of other products for surfing, body-boarding, snow-boarding and skating and (g) your expansion into other sports. If you have not developed products related to other sports, please state.

40. Please revise to disclose the amount spent on research and development activities.

Business Development, page 20

41. We note that you intend to develop and market your initial product, the surf leash, through your wholly-owned subsidiary, SquareRoot. Please revise to disclose whether you intend to develop, market and sell all of your products through SquareRoot. In addition, please add this disclosure in your Prospectus Summary section.

42. Please revise to disclose the trademark that you are in the process of registering with the United States Patent and Trademark Office and disclose when you expect to complete the process.

43. Please revise to clarify what you mean by "provisional patent" and "working trials" and remove the words "innovative" and "popular" from the second sentence in the second paragraph on page 20.

44. We note your disclosure in the third sentence in the second paragraph of this section that the design of your products is "centered on the perspective of consumer demands with regard to longevity, functionality and safety." Please revise to state that the design of your products is centered on what you believe to be from the perspective of consumer demands or advise.

45. Please reconcile your statement in the second sentence in the first paragraph of this section that you intend to make products that are "more affordable" with your statements in the last two sentences in the second paragraph that you believe that consumers are willing to pay more for a product if it is durable and that you designed your surf leash with this in mind. Clarify whether your products will be more "affordable" from the customer's point of view as it appears that you intend to make products with a "lifetime warranty."

46. Refer to the last sentence of the first paragraph under this section. Please provide a basis for the statement that you will transition into a "much broader range" of sporting products in the future or state it as a belief. Also disclose that you cannot provide any assurances that you will have a broad range of other sporting goods in the future.

Business of Issuer, page 20

Description of the Status of the Product, page 20

47. We note your statement on page 20 that the new design uses a braided stainless steel line that is encased in urethane. Please revise to clarify that you are still researching "the most desirable and cost effective materials to use in the manufacture of [your] product."

48. Please revise to remove the word "improved." Alternatively, please revise to state as a belief and clarify that there is no guarantee that consumers will view your product as an improvement.

49. Please provide support for your statement that your design increases the durability of the surf leash while preventing spring back of the surfboard or body-board. Alternatively, please revise to state this as a belief and provide support for your statement.

50. Disclose when you will complete your working trials.

Long Felt Need for a Better Product, page 21

51. Please provide support for your statement regarding the cause of Mr. O'Neill's accident.

52. Please provide support for your statement that "the same problems still exist in modern surf leash engineering, in addition to other flaws." Alternatively, please revise to state as a belief.

53. Please provide support for your statements that "a product's demand is significantly affected by its perceived longevity" and that, "in the context of surfing, "a leash which lasts longer is more desirable when it carries a manufacturer's warranty." Alternatively, please revise to state as a belief.

54. Please provide support for your statements in the last paragraph on page 21 regarding your competitors' surf leashes. Alternatively, please remove these statements.

55. We note your statement on page 21 that, "[a]ccording to research [you] have conducted, no such warranty exists on the market." Please revise to describe the nature and extent of your research and provide to us the support for such claim. Alternatively, please remove this statement.

Manufacturing, page 23

56. Please revise to clarify what you mean by "a grassroots door to door focus in Southern California" on page 23 and disclose whether you will be hiring employees to start this marketing initiative considering that you do not intend to hire any new employees in the next 12 months.

Competition, page 23

57. Please provide support to us that all of your competitors' products are fundamentally the same in design and may be prone to the same problems. Alternatively, please remove this statement.

58. Please remove the references to your large competitors in the second-to-last sentence of the second paragraph.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview and Outlook, page 24

59. In the second paragraph please define the acronym PPM. In addition, to the extent this represents a private placement please revise the discussion as the registration statement on Form S-1 is a re-sale of common shares held by selling stockholders in which you will not receive any proceeds from the sale of the shares. Your discussion gives focus to receiving cash from the PPM. We do note the disclosure under Recent Sales of Unregistered Securities that in June 2011 you sold 160,000 common shares in a private placement at $0.30 per share. Please include this disclosure in MD&A and the expected use of the net proceeds.

60. See the third paragraph. Please disclose the nature of the operations, if any, of SquareRoot, Inc. prior to your October 1, 2010 acquisition. Please identify from whom this entity was acquired and the form of purchase price consideration. Also provide this disclosure in Note 8 to the audited financial statements, along with a description of the net assets of SquareRoot, Inc. at the date of acquisition.

61. Disclose, if true, that you had no or minimal assets and no operations prior to the acquisition of SquareRoot, Inc. Also, disclose whether or not, Sport Tech is a holding company with no assets or operations apart from its wholly-owned subsidiary, SquareRoot, Inc. This disclosure should also be included in Note 1 to the audited financial statements.

Going Concern, page 24

62. Please expand the disclosure to indicate your auditors have issued a going concern opinion that raises substantial doubt as to your ability to continue as a going concern. In addition, disclose in the first paragraph of Note 3 to the audited financial statements that there is substantial doubt as to your ability to continue as a going concern.

Reports to Stockholders, page 24

63. Please remove the first sentence of the first paragraph on page 24.

Results of Operations, page 25

64. Please expand to discuss in detail the nature of the operating expenses incurred during the period. In addition, discuss and provide details of the related party interest expense, including the loan amount, interest rate, and re-payment terms. We note the loan appears related to two separate lines of credit with your sole officer and director, Mr. Andrew Widme, as disclosed in Note 6 to the audited financial statements. You may provide the loan discussion under Liquidity and Capital Resources.

Liquidity and Capital Resources, page 25

65. Please expand the first paragraph to disclose whether or not your sole officer and director and/or stockholders have made commitments, written or oral, to provide funding (in the form of loans or lines of credit, advances or equity contributions) to sustain your ongoing and planned business operations. Also, disclose that you have no third-party credit line available as disclosed in the Risk Factor: We will need additional capital in the future to finance our planned growth… on page 4.

Evaluation of Disclosure Control and Procedures, page 25

66. Your evaluation of controls and procedures is not required in connection with your Form S-1. Upon effectiveness, it should instead be provided in your subsequent Forms 10-K and 10-Q, pursuant to Items 9A and 4T, respectively. This comment applies to "Changes in Internal Control Over Financial Reporting" as well. Please revise to omit these disclosures accordingly.

Facilities, page 26

67. Please revise to disclose whether SquareRoot, Inc. shares your office space with you. To the extent that it does not, please revise to disclose a description of SquareRoot, Inc.'s property.

Certain Relationships and Related Transactions, page 26

68. We note your disclosure in Note 6 on page F-9 and Note 10 on page F-10 regarding the lines of credit executed with Mr. Widme on September 29, 2010 and on November 29, 2010. Please revise to disclose here pursuant to Item 404(a) of Regulation S-K. In addition, please file these agreements as exhibits to your registration statement.

Market for Common Equity and Related Stockholders Matters, page 26

69. Please revise to disclose the number of holders of your common stock as of the latest practicable date.

Executive Compensation, page 27

Summary Compensation, page 27

70. We note your disclosure on page 27 that your executive officer has not received any compensation, including plan or non-plan compensation. Please revise to clarify as to whether you have an equity compensation plan. To the extent you do, please file the plan as an exhibit to your registration statement.

71. Please revise to identify Mr. Widme as your director and officer and provide the information required by Item 401 of Regulation S-K.

Shares Eligible for Future Sale, page 28

72. Please revise the second sentence in the second paragraph of this section to clarify that the 8,410,800 shares purchased pursuant to this offering will be freely tradable without restriction.

73. We note your disclosure on page 28 that on September 2010 you issued 24,000,000 shares of your common stock to Mr. Widme. Please disclose in your Certain Relationships and Related Transactions section.

74. Please revise to disclose the information required by Item 403 of Regulation S-K regarding the security ownership of certain beneficial owners and management.

Financial Statements

Statement of Cash Flows, page F-5

75. See the operating and the non-cash activities line item Shares issued for services in the amount of $6,000. Please reconcile this amount with the $5,000 amount recorded for

common stock issued for services in the Statement of Stockholders' Deficit and in Note 8 to the financial statements.

Note 4. Trademark, page F-8
and
Note 5. Website, page F-9

76. Please expand the narrative discussion to disclose the significance of, or the event occurring in, April 2011 when amortization will commence.   We note your disclosure in Note 2, but are unclear as to your expected timing of when and how you determined April 2011 to be the month of commencement for amortizing the trademark and website development costs. Please explain in more detail.

Note 8. Stockholders' Equity, page F-10

77. For each of the September 2010 stock transactions, please also disclose that these represented the initial capitalization of the Company and are considered to be founders' shares.

Other Expenses of Issuance and Distribution

78. Please reconcile your disclosure here that you had no legal fees or expenses with your disclosure on page F-10 regarding shares of common stock that you issued to help pay for your legal fees and expenses.

Recent Sales of Unregistered Securities

79. We note your disclosure in this section that Stoecklein Law Group paid $.10 per share of your common stock. However, your disclosure on page F-10 suggests that you issued these shares to Stoecklein Law Group for legal services. Please revise or advise.

Undertakings

80. Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Exhibit 5.1

81. Please have counsel revise to change the reference to "Legal Matters" on page 2 to "Interests of Named Experts and Counsel."

Exhibit 23.1

82. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

83. In addition, expand the second paragraph to also refer to the section, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, at page 28 of the Registration Statement on Form S-1.

Other

Age of Financial Statements

84. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Daniel R. Van Ness
        Stoecklein Law Group